

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Gregory Schifrin
Chief Executive Officer
WestMountain Index Advisor, Inc.
120 Lake Street, Suite 401
Sandpoint, ID 83864

   Re: WestMountain Index Advisor, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed December 22, 2011
     File No. 333-176770

Dear Mr. Schifrin:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Experts, page 13

1. Please update your expert section disclosure related to your auditors' most recent audit report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 22 to 23

2. Please update your summary financial results and liquidity disclosures for the most recent fiscal year's information which is included within your financial statements.

Financial Statements

General

3.   We note your auditors' report and the notes to your financial statement indicate that your company is a development stage company. Please revise your financial statements in an amended filing to indicate that your company is a development stage company within the heading of each financial statement.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Share, page F-9

4.   Please confirm that you did not factor the 1 million shares of common stock to be issued to International Tower Hill, Ltd into your calculation because it was anti-dilutive for the years presented. Please tell us why 1 million shares are issuable to International Tower Hill, Ltd. and how you have accounted for the transaction.

Note 4. Agreements

Joint Venture Agreement, pages F-13 to F-14

5.   We note your response to prior comment 2 and your indication that you have relied on guidance related to oil and gas producing activities in reaching the determination that expensing of all $6 million of project expenses under the joint venture is appropriate. Please tell us what happens under the joint venture agreement should you not make payments or if you choose to terminate the agreement with your joint venture partners.   In your response, please tell us whether you forfeit all rights to the payments previously made if you decide to discontinue making payments or to otherwise terminate the JV agreement. Additionally, please tell us what the impact to your financial statements would be if you were to account for the joint venture using the equity method.

6.   We note your response to prior comment 2 and your indication that all payments made to the joint venture are being used solely for exploration expenses. Please confirm that this is true of the payments that you refer to as "option payments" on page F-13. Additionally, please explain if the shares you are required to issue also are used for exploration expenses or how you account for share issuances to the joint venture.

Exhibit 23.1 (filed as 22.1)

7.   In future filings, please have your auditors' consent refer to all financial statement periods such that the periods referred to in the consent match all periods presented within the financial statements. Additionally, please have your auditors revise their auditors' report in an amended filing such that their report addresses the audited full fiscal year ended October 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: James F. Biagi, Jr.
        Monahan & Biagi PLLC